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SEC Mail Processing Section

FEB 26 2016

Washington DC
403

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 69146

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bengal Capital Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S La Salle, Suite 2121
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sanjay Tolia 312.362.4921
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

OATH OR AFFIRMATION

I, Sanjay Tolia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bengal Capital Trading LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
Bengal Capital Trading LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Bengal Capital Trading LLC (the Company) as of December 31, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bengal Capital Trading LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 18, 2016

Bengal Capital Trading LLC

Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	15,025
Due from clearing broker		44,603,334
Securities owned, at fair value		35,794,271
Interest receivable		589
Dividend receivable		36,804
Other assets		10,000
Total assets	$	80,460,023
Liabilities and Member's Equity		
Liabilities		
Securities sold, not yet purchased, at fair value	$	50,365,564
Accounts payable and accrued expenses		97,160
Total liabilities		50,462,724
Member's Equity		29,997,299
Total liabilities and member's equity	$	80,460,023

See Notes to Financial Statements.

Note 1. Nature of Operations and Significant Accounting Policies

Bengal Capital Trading LLC (the Company) registered as a broker-dealer and began operations on January 15, 2013 and is a wholly owned subsidiary of Bengal Capital Holdings LLC. The Company engages in trading strategies involving primarily equities and equity derivative instruments on a proprietary basis. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company is a limited liability company registered in the State of Delaware. The operating agreement provides that the Company will continue until dissolved by a member.

The Company has entered into agreements with an unrelated broker-dealer to process and clear all of the Company's securities and derivative transactions. Substantially all of the Company's securities and substantially all of its capital are held by such broker-dealer to facilitate the Company's trading activities.

Although, the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)4.

A summary of the Company's significant accounting policies are as follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue recognition: Securities owned and securities sold, not yet purchased, held in Company trading and investment accounts are carried at fair value. Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled and settled transactions in net trading revenue on the statement of operations. Interest income and expense are recognized on the accrual basis. Dividend income and expense are recognized on the ex-dividend date.

Income taxes: The Company is a wholly owned limited liability company, disregarded for income tax purposes, therefore no income tax provision has been included in these financial statements as the income of the Company is required to be reported by the sole member on its tax return.

FASB provides guidance for how uncertain income tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2015, management has determined that there are no material uncertain income tax positions. The Company is subject to examination by United States federal and state tax authorities for the current and two prior tax years.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Note 2. Due from/to Clearing Brokers

At December 31, 2015, due from clearing broker consists of cash and collateralizes securities sold, not yet purchased and may serve to satisfy regulatory capital or margin requirements.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability.

The three levels of the fair value hierarchy are described below:

> Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
>
> Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.
>
> Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

The fair value of equity securities traded on a national securities exchange, or reported on the NASDAQ national market, is based on the last reported sales price on the day of valuation. The fair value of exchange-traded equity options is based on the national best bid/offer. The fair value of all other derivative contracts is based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

Note 3. Fair Value of Financial Instruments (Continued)

The following summarizes the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2015, using the fair value hierarchy:

Description	Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)
Assets	
Securities owned	
Equities	$ 25,814,859
Equity options	9,979,412
Total assets at fair value	$ 35,794,271
Liabilities	
Securities sold, not yet purchased	
Equities	$ 41,847,625
Equity options	8,517,939
Total liabilities at fair value	$ 50,365,564

The Company assesses the levels of securities at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers amongst Levels 1, 2, and 3 during the year and the Company had no Level 2 or Level 3 assets or liabilities at December 31, 2015 or during the year ended December 31, 2015.

Substantially all of the Company's other assets and liabilities, are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 4. Derivative Financial Instruments

The Company's derivative activities are limited to the trading of exchange traded equity options, futures and options on futures. These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair values and the related realized and unrealized gain (loss) associated with these derivatives is recorded in the statement of operations. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood.

At December 31, 2015 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition:

Statement of Financial Condition Type	Fair Value
Securities owned:	
Equity options	$ 9,979,412
Securities and derivatives sold, not yet purchased:	
Equity options	$ 8,517,939

Note 5. Related-Party Transactions

The Company has a services and expense agreement with Dojo Capital LLC (Dojo), (an affiliate by common ownership of Bengal Capital Holdings LLC) whereby Dojo agrees to provide services of experienced personnel in financial, managerial and administrative matters essential or appropriate to a securities business to the Company. Reimbursement for services occurs monthly. Additionally, Dojo directly paid these personnel discretionary bonuses of $880,000 which were not allocated to or a liability of the Company.

Note 6. Commitments, Guarantees, Indemnifications, Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into derivative transactions, including futures and exchange-traded options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. For exchange-traded financial instruments, clearing corporations act as the counterparties of specific transactions and, therefore, bear the risk of delivery to and from counterparties of specific positions.

In the normal course of the business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require future claims that may be made against the Company that have not occurred. Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2015, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2015, are included in securities sold, not yet purchased on the statement of financial condition.

Since the Company does not currently clear its own securities transactions, it has established accounts with a broker-dealer for this purpose. This concentration of credit risk is mitigated by the obligation of the broker-dealer to comply with rules and regulations which require the maintenance of net capital, as defined, and segregation of customers' funds and securities from the holdings of the firm. The Company is required to maintain a balance of $100,000 and hold $10,000 in preferred stock with a clearing broker-dealer in conjunction with a joint back office (JBO) agreement. The Company was in compliance with the requirement at December 31, 2015.

At December 31, 2015, a credit concentration with the clearing broker consisted of approximately $30 million representing the net liquidating value of the Company's trading account. The Company monitors the credit worthiness of its clearing brokers to mitigate the Company's exposure to credit risk.

The Company maintains deposits with a financial institution and at times cash held in these bank accounts may exceed the Federal Deposit Insurance Corporation insured limit. However, the Company does not believe it is exposed to any significant credit risk.

Note 7. Lease

The Company leases office space under a month-to-month operating lease arrangement.

Note 8. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $23,442,178 which exceeded requirements by $23,342,178 and the ratio of aggregate indebtedness to net capital was .41 to 1.

RSM

RSM US LLP

Independent Accountant's Report On Applying Agreed-Upon Procedures

To the Member
Bengal Capital Trading LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Bengal Capital Trading LLC (the Company), the Securities and Exchange Commission, SIPC, and the Chicago Board Options Exchange, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RSM US LLP

Chicago, Illinois
February 18, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12.31.2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

069146 CBOE DEC
Bengal Capital Trading LLC
440 S La Salle St. STE 2121
Chicago, IL 60605-1028

Note: If any of the information shown on the mailing label requires correction, please e-mai any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristin Turner 312.375.8246

2. A. General Assessment (item 2e from page 2) $ 27,954

B. Less payment made with SIPC-6 filed (**exclude interest**) (6,605)

07.31.2015

Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 21,349

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 21,349

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 21,349

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bengal Capital Trading LLC

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Member

(Title)

Dated the 22 day of January, 20 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01.01.2015
and ending 12.31.2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$13,536,934
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	499,250
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	857,230
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $998,789	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	998,789
Total deductions	2,355,269
2d. SIPC Net Operating Revenues	$11,181,665
2e. General Assessment @ .0025	$27,954
	(to page 1, line 2.A.)

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
Bengal Capital Trading LLC
Chicago, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which Bengal Capital Trading LLC (the Company) stated that (a) Bengal Capital Trading LLC may file an exemption report because the Company had no obligations under 17 C.F.R. § 240.15c3-3 and (b) Bengal Capital Trading LLC had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception. Bengal Capital Trading LLC's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that Bengal Capital Trading LLC had no obligations under 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 under the Securities Exchange Act of 1934.

RSM US LLP

Chicago, Illinois
February 18, 2016

BENGAL CAPITALTRADING, LLC
440 S LaSalle St
Suite 2121
Chicago, Illinois 60625

Desk: (312) 362-4921
Fax: (312) 362-4939

BENGAL CAPITAL TRADING

Bengal Capital Trading LLC's Exemption Report

Bengal Capital Trading LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 for the period January 1, 2015 through December 31, 2015.

Bengal Capital Trading LLC

I, Sanjay Tolia, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Sanjay Tolia
Title: Member

February *18*, 2016